Mail Stop 6010

May 14, 2009

Mr. Joe Crisafi
Chief Financial Officer
Comprehensive Care Corporation
3405 W. Martin Luther King, Jr. Blvd., Suite 101
Tampa, Florida 33607

Re: **Comprehensive Care Corporation**
Preliminary information statement filed January 27, 2009
Supplemental response dated May 12, 2009
File No. 001-09927

Dear Mr. Crisafi:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization Table As of March 31, 2009, page 5

1. We note your response to prior comments 2 and 3 from our letter dated May 7, 2009. Please revise the presentation to include line items under the common stock heading to reflect the shares of common stock issuable upon conversion of the series of preferred stock, respectively. The columns for "reserved" and "total" should be revised accordingly.

2. Please expand the discussion in footnote h to also include the equivalent exercise price per common share.

<u>Security Ownership, page 18</u>

3. In addition to the beneficial ownership information already presented as of January 9, 2009, please expand your disclosure to reflect the beneficial ownership of common stock as of the most recent date practicable. In this way, shareholders will be provided with a clear representation of the change in stock ownership in the Company resulting from the transaction with Core.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Accountant, at (202) 551-3659, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding comments pertaining to financial statements and related matters. Please contact John L. Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director